UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2024

Commission File Number: 001-39152

QUANTUM BIOPHARMA LTD.
(Translation of registrant's name into English)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K and Exhibit 3.1 attached hereto are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-276264), including any prospectuses forming a part of such Registration Statement.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 3.1 is a copy of the Registrant’s Certificate of Amendment and Articles of Amendment issued by the Ontario Ministry of Public and Business Service Delivery on August 15, 2024 pursuant to which the Registrant  (i) effectuated a one-for sixty five reverse stock split of its Class A Multiple Voting Shares and Class B Subordinating Voting Shares and (ii)  changed its name from “FSD Pharma Inc.” to “Quantum BioPharma Ltd.”

Exhibit 3.1 is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-276264), including any prospectuses forming a part of such Registration Statement, and shall be deemed to be a part thereof from the date on which the report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum BioPharma Ltd. (Registrant)

Date: August 15, 2024	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

Exhibit 3.1	Certificate of Amendment and Articles of Amendment, effective August 15, 2024

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